Superior Plus

Theresia R. Rei[redacted]
Vice-President,
and Corporate
Direct Telephon
Direct Facsimile
E-mail: treisch@

05012608

November 3, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

RECEIVED
NOV 16 2005
203

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the November 3, 2005 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

/encl.

11/17

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus Income Fund

3

2005 Third Quarter Release and November 2005 Cash Distribution Notice

TSX: SPF.UN *November 3, 2005*

- **Q3 and year to date Distributable Cash Flow, down 9% and 1% from prior year comparable periods.**
- **Business diversification advanced with the $412 million acquisition of JW Aluminum ("JWA") on October 19, a leading manufacturer of specialty flat-rolled aluminum products.**
- **42 million pound expansion of JWA Russellville facility approved.**
- **Monthly distributions increased by 2.5% to $0.205 per trust unit, ($2.46 on an annualized basis) effective with the November distribution, payable on December 15.**


Distributable Cash Flow Per Trust Unit
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$2.51
$1.63
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005 Q1-Q3
(1) One time Management Internalization effect

(millions of dollars, except per trust unit amounts)	Three Months Ended September 30 2005	2004 (1)	Nine Months Ended September 30 2005	2004 (1)
Financial				
Operating distributable cash flow				
Superior Propane	**8.6**	13.3	**62.3**	72.5
ERCO Worldwide	**25.1**	23.2	**68.9**	67.4
Winroc	**10.3**	6.7	**21.5**	8.1
Superior Energy Management	**0.5**	1.7	**3.5**	5.9
	44.5	44.9	**156.2**	153.9
Corporate costs	**(2.8)**	(1.1)	**(6.0)**	(3.5)
Interest and debenture distributions	**(8.3)**	(7.1)	**(23.2)**	(21.8)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**33.4**	36.7	**127.0**	128.6
Distributable cash flow per trust unit, basic	**$0.42**	$0.50	**$1.63**	$1.79
Distributable cash flow per trust unit, diluted	**$0.42**	$0.49	**$1.59**	$1.70
Average number of trust units outstanding (millions)	**79.0**	73.3	**77.7**	72.0
Operating				
Litres of propane sold (millions of litres)	**277**	290	**1,048**	1,106
Propane retail sales margin (cents per litre)	**15.4**	16.0	**15.9**	16.0
Total chemical sales (thousands of metric tonnes "MT")	**224**	163	**562**	478
Average chemical selling price (dollars per MT)	**500**	577	**528**	572
Gigajoules ("GJ") of natural gas sold (millions)	**9**	7	**27**	21
Natural gas sales margin (cents per GJ)	**36.2**	42.3	**37.2**	48.8

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements).

Q3 Highlights:

- ✓ Distributable cash flow per trust unit of $0.42, down 16% from Q3 last year, due to a 9% decline in distributable cash flow and an 8% increase in the average number of trust units outstanding.
- ✓ Superior Propane results impacted by weather, equipment maintenance and fuel costs, and maintenance capital expenditures.
- ✓ ERCO Worldwide results benefit from Port Edwards chloralkali/potassium operations acquired in June 2005.
- ✓ Winroc results benefit from the expansion of its distribution network into the Ontario market.
- ✓ Corporate costs impacted by United States inter-divisional income tax allocations and compensation costs.
- ✓ Interest expense increased due primarily to financing of growth capital expenditures.
- ✓ Increase in trust units due to conversion of debentures and warrants which strengthened the balance sheet.

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability, are excluded from the calculation of distributable cash flow. See Note 1 to the Interim Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its cash distribution for the month of November 2005 of $0.205 (20.5 cents) per trust unit, payable on December 15, 2005, to unitholders of record at the close of business on November 30, 2005. The regular monthly distribution has been increased by 2.5%, reflecting expected sustainable distributable cash flow, including accretion from the acquisition of JWA. The ex-distribution date will be November 28, 2005. For income tax purposes, the cash distribution of $0.205 per trust unit is considered to be a dividend of $0.0435 and other income of $0.1615 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2005 Third Quarter Results

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004, and the Fund's First and Second Quarter Reports for the periods ended March 31, 2005 and June 30, 2005, respectively.

Third Quarter and Year to Date Results

Third quarter distributable cash flow was $33.4 million, down $3.3 million (9%) from the prior year period. Improved results from acquisitions completed in the second quarter of 2005 by ERCO Worldwide and Winroc, were more than offset by lower results at Superior Propane and Superior Energy Management, and increased corporate and borrowing costs.

Distributable cash flow per trust unit was $0.42 for the third quarter, down $0.08 per trust unit (16%) from the prior year period due to the 9% decline in distributable cash flow combined with an 8% increase in the average number of trust units outstanding. The conversion of the Fund's convertible unsecured

subordinated debentures ("Debentures") and exercise of warrants into trust units has contributed to the increase in trust units outstanding and continues to strengthen the Fund's balance sheet.

Distributable cash flow for the nine month period ended September 30, 2005 was $127.0 million, down $1.6 million (1%) from the prior year period. The acquisition of Winroc in June 2004 and subsequent expansion of its distribution network into Ontario, contributed an incremental $13.4 million of operating distributable cash flow, which was more than offset by lower results from Superior Propane in the second and third quarters, lower year to date results from Superior Energy Management, and increased corporate and borrowing costs. Distributable cash flow per trust unit was $1.63, down $0.16 per trust unit (9%) from the prior year period, due to the decrease in distributable cash flow, combined with an 8% increase in the average number of trust units outstanding due to the conversion of Debentures and warrants into trust units.

Net earnings for the third quarter were $24.0 million, up $3.2 million (15%) from the prior year period. Net earnings for the nine month period ended September 30, 2005 reached $84.4 million, an increase of $5.5 million (7%) over the prior year period. Net earnings have improved relative to the change in distributable cash flow in the third quarter and for the nine month period ended September 30, 2005 compared to the prior year periods, due to non-cash recoveries of trust unit incentive plan compensation expense and future income tax, partially offset by increased non-cash amortization charges. The recovery of trust unit incentive plan compensation expense was driven by the decline in the market value of the Fund's trust units experienced during the third quarter. The increase in amortization expense reflects ERCO Worldwide's August 30, 2005 announcement to close their Thunder Bay sodium chlorate plant in the first quarter of 2006, resulting in the acceleration of amortization of the plant's $40 million net book value over its remaining expected period of operation. Additionally, year to date expenses include $1.3 million of management retention bonuses (2004 - $2.6 million), which were in turn used to repay trust unit purchase loans issued as part of the May 2003 management internalization transaction. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for management internalization costs in 2003.

Superior Propane

Superior Propane generated operating distributable cash flow of $8.6 million, down $4.7 million from the prior year period as lower propane sales margins, volumes and increased operating expenses and maintenance capital costs, were only partially offset by increased other services gross profit generated by the Superior Gas Liquids ("SGL") wholesale marketing business acquired in February 2005. The second and third quarters tend to reflect seasonally low and variable levels of cash generated from operations before changes in net working capital as approximately 75% of its annual cash generated from operations typically occurs in the October to March winter heating season. Condensed operating results for the three and nine month periods ended September 30, 2005 and 2004 are provided below:

	Three Months Ended Sept 30				**Nine Months Ended Sept 30**			
(millions of dollars except per litre amounts)	**2005**		2004		**2005**		2004	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**42.6**	**15.4**	46.3	16.0	**166.8**	**15.9**	177.2	16.0
Other services	**13.1**	**4.7**	9.9	3.4	**37.7**	**3.6**	29.2	2.7
Total Gross Profit	**55.7**	**20.1**	56.2	19.4	**204.5**	**19.5**	206.4	18.7
Less:								
Cash operating, admin & cash tax costs	**(43.8)**	**(15.8)**	(41.6)	(14.4)	**(137.5)**	**(13.1)**	(130.9)	(11.9)
Cash generated from operations before changes in net working capital	**11.9**	**4.3**	14.6	5.0	**67.0**	**6.4**	75.5	6.8
Maintenance capital expenditures, net	**(3.3)**	**(1.2)**	(1.3)	(0.4)	**(4.7)**	**(0.4)**	(3.0)	(0.3)
Operating distributable cash flow	**8.6**	**3.1**	13.3	4.6	**62.3**	**6.0**	72.5	6.5
Propane retail volumes sold *(millions of litres)*	**277**		290		**1,048**		1,106	

Propane sales gross profit was $42.6 million, down $3.7 million (8%) from the prior year period, as sales volumes declined by 4% (13 million litres) and average sales margins declined by 4% (0.6 cents/litre). The continued decline in auto propane sales contributed to 50% of the overall reduction in sales volumes. Warm weather in Eastern Canada reduced heating volumes as did customer conservation in response to a 15% increase in average wholesale propane costs over the prior year period. Agricultural crop drying volumes were lower in Western Canada due to unusually wet weather experienced in the second quarter which prevented many farmers from planting their fields. Increased industrial sales volumes reflected strong oilfield volumes and included 6 million litres of refined fuel sales volumes acquired over the last year in south-western Ontario. Propane sales margin performance improved during the third quarter from June levels, despite the significant increase in and volatility of crude oil, natural gas and propane commodity prices experienced during the quarter due to hurricane related supply disruptions. Other services gross profit reached $13.1 million in the third quarter, an increase of $3.2 million over the prior year period, due to $2.2 million generated from SGL and transportation surcharge fee income.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	23	7.2	25	8.2	125	40.7	133	42.9
Commercial	47	9.7	51	10.5	226	43.7	239	46.9
Agricultural	12	1.4	20	2.3	57	6.2	69	7.5
Industrial	144	18.3	136	18.0	502	58.9	504	59.9
Automotive	51	6.0	58	7.3	138	17.3	161	20.0
Other Services	–	13.1	–	9.9	–	37.7	–	29.2
	277	55.7	290	56.2	1,048	204.5	1,106	206.4
Average Margin(3)	15.4		16.0		15.9		16.0	

Volume and Gross Profit by Region

	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		2005		2004	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	21	6.4	22	5.8	83	23.5	85	22.6
Quebec	49	10.8	53	11.4	181	36.9	196	38.0
Ontario	64	14.4	64	13.0	248	56.7	255	55.2
Sask/Man	27	4.9	37	6.3	142	19.3	155	21.5
AB/NWT/YK	67	10.4	64	10.5	232	38.7	249	39.1
BC	49	8.8	50	9.2	162	29.4	166	30.0
	277	55.7	290	56.2	1,048	204.5	1,106	206.4
Average Margin(3)	15.4		16.0		15.9		16.0	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.8 million increased by 5% ($2.2 million) over the prior year period due to increased equipment maintenance costs incurred in preparation for the winter heating season, a $0.9 million increase in fuel delivery costs, and $0.6 million of SGL operating costs. Maintenance capital expenditures of $3.3 million, increased by $2.0 million over the prior year period, and are anticipated to reach the $7 million level for 2005, due to increased fleet replacement expenditures. A refined fuels distribution business was acquired during the third quarter in south-western Ontario for $1.7 million. This expenditure is considered to be growth capital in nature and is included in "other capital expenditures" on the Interim Consolidated Statement of Cash Flows and is excluded from the calculation of distributable cash flow.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the third quarter of $25.1 million, up $1.9 million (8%) from the prior year period. The Port Edwards chloralkali/potassium facility acquired on

June 7, 2005, contributed operating distributable cash flow of $5.3 million. This increase was partially offset by lower contributions from sodium chlorate operations. Condensed operating results for the three and nine month periods ended September 30, 2005 and 2004 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		**2005**		2004	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical	**112.1**	**500**	94.2	577	**296.5**	**528**	273.8	572
Technology	**5.4**	**24**	5.2	32	**18.0**	**32**	21.5	45
Cost of Sales								
Chemical	**(58.4)**	**(261)**	(48.8)	(300)	**(154.9)**	**(276)**	(140.7)	(294)
Technology	**(2.6)**	**(12)**	(2.2)	(13)	**(9.1)**	**(16)**	(10.8)	(22)
Gross Profit	**56.5**	**251**	48.4	296	**150.5**	**268**	143.8	301
Less: Cash operating, admin & cash tax costs	**(28.8)**	**(129)**	(22.6)	(139)	**(77.0)**	**(137)**	(71.5)	(150)
Cash generated from operations before changes in net working capital	**27.7**	**122**	25.8	157	**73.5**	**131**	72.3	151
Maintenance capital expenditures	**(2.6)**	**(12)**	(2.6)	(16)	**(4.6)**	**(8)**	(4.9)	(10)
Operating distributable cash flow	**25.1**	**110**	23.2	141	**68.9**	**123**	67.4	141
Chemical volumes sold (thousands of metric tonnes)	**224**		163		**562**		478	

Chemical sales gross profit of $53.7 million increased by $8.3 million over the prior year period. The Port Edwards facility contributed $12.6 million of gross profit during the third quarter from total chemical sales of 64,000 tonnes, and benefited from a robust chloralkali pricing environment. Chemical sales gross profit from existing operations decreased by $4.3 million (9%) due to a 4% decrease in sodium chlorate sales volumes due to soft bleached pulp market conditions, and a 3% decline in gross profit margins which were impacted by the appreciation of the Canadian dollar on sales priced in United States dollars. The average chemical revenue and cost of sales per tonne statistics declined in the third quarter from the prior year period as a result of the addition of potassium/chloralkali product sales from Port Edwards which have lower average selling and production costs than ERCO Worldwide's existing product mix. Technology gross profit of $2.8 million, declined by $0.2 million from the prior year period due to normal course royalty license expirations partially offset by increased chlorine dioxide generator project revenue.

Cash operating, administrative and tax costs were $28.8 million in the third quarter, increasing by $6.2 million over the prior year period due to the addition of operating costs at Port Edwards of $5.4 million and United States income taxes of $1.4 million, partially offset by the absence of costs incurred in the prior year period in connection with exiting the calcium hypochlorite business. No significant costs were incurred during the third quarter in connection with the decision to close the Thunder Bay sodium chlorate plant in the first quarter of 2006. Maintenance capital expenditures of $2.6 million were comparable to the prior year period and are anticipated to reach the $8 million level for 2005.

Growth capital expenditures of $9.1 million were incurred during the quarter. Construction of the 55,000 tonne sodium chlorate plant in Chile continues on time and on budget. The plant is scheduled to start up in mid-2006 at a cost of $65 million and will provide CMPC Celulosa S.A. with a long term sodium chlorate supply to its three pulp mills. Expenditures of $8.0 million were incurred during the quarter ($17.0 million cumulatively). Remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities. Expenditures on the five year cell replacement program were $0.8 million during the third quarter ($15.6 million cumulatively). The project is approximately 60% complete and is anticipated to be completed over the next two years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency.

Winroc

Winroc generated operating distributable cash flow of $10.3 million in the third quarter, an increase of 54% ($3.6 million) over the comparable prior year period mainly due to the expansion of its distribution network into the Ontario market through the acquisition of Leon's Insulation Inc. ("Leon's") in April 2005

and Interior Building Supplies ("IBS") in December 2004. Condensed operating results for the three and nine month periods ended September 30, 2005 are provided below. The prior year periods include Winroc results, from its date of acquisition on June 11, 2004. The results for the nine month period ended September 30, 2004 are also provided below for comparative purposes and are not included in the Interim Consolidated Financial Statements.

	Three Months Ended September 30		Nine Months Ended September 30		June 11 – September 30
(millions of dollars)	**2005**	2004	**2005**	2004	2004
Distribution sales gross profit	**32.9**	21.4	**82.5**	59.0	26.0
Direct sales gross profit	**1.1**	1.1	**2.9**	3.2	1.4
Gross Profit	**34.0**	22.5	**85.4**	62.2	27.4
Less: Cash operating, admin & cash tax costs	**(21.9)**	(14.6)	**(59.3)**	(41.5)	(17.7)
Cash generated from operations before changes in net working capital	**12.1**	7.9	**26.1**	20.7	9.7
Capital expenditures, net	**(1.8)**	(1.2)	**(4.6)**	(5.9)	(1.6)
Operating distributable cash flow	**10.3**	6.7	**21.5**	14.8	8.1

Distribution sales gross profit reached $32.9 million in the third quarter, an increase of 54% ($11.5 million) over the prior year period. Higher sales volumes contributed to improved gross profit performance as drywall sales, which are an indicator of overall sales volumes, increased by 34%. Approximately two thirds of the increase in sales volumes was generated by the expansion of Winroc's distribution network into Ontario through the acquisitions of IBS and Leon's. Distribution sales margins improved by 7% over the prior year period, due largely to improved purchasing performance at acquired operations. Cash operating, administration and tax costs were $21.9 million in the third quarter, an increase of 50% ($7.3 million) over the prior year period, due to increased costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, and increased fuel costs. Maintenance capital expenditures were $1.8 million in the third quarter, an increase of 50% ($0.6 million) over the prior year period, reflecting the growth in Winroc's distribution network. Maintenance capital expenditures are anticipated to be in $5 million to $6 million range for 2005.

Superior Energy Management ("SEM")

Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of the customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied. Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the three month periods ended September 30, 2005 and 2004 by $0.8 million and $0.6 million, respectively (nine month periods ended September 30, 2005 and 2004 by $3.1 million and $1.1 million, respectively) as detailed below (See Note 2(b) to the Interim Consolidated Financial Statements):

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Operating distributable cash flow, previous accounting policy	$ (0.3)	$ 1.1	$ 0.4	$ 4.8
Capitalized customer acquisition costs	1.4	0.9	4.8	1.9
Amortization of capitalized costs	(0.6)	(0.3)	(1.7)	(0.8)
Operating distributable cash flow, new accounting policy	$ 0.5	$ 1.7	$ 3.5	$ 5.9

SEM's condensed operating results for the three and nine month periods ended September 30, 2005 and 2004 are provided below:

(millions of dollars except per GJ amounts)	Three Months Ended September 30				Nine Months Ended September 30			
	2005		2004		**2005**		2004	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.4**	**36.2**	3.1	42.3	**10.2**	**37.2**	10.0	48.8
Cash operating, admin. & selling costs	**(2.9)**	**(30.9)**	(1.4)	(19.7)	**(6.7)**	**(24.4)**	(4.1)	(20.0)
Operating distributable cash flow	**0.5**	**5.3**	1.7	22.6	**3.5**	**12.8**	5.9	28.8
Gigajoules of natural gas sold (millions)	**9**		7		**27**		21	

SEM generated operating distributable cash flow of $0.5 million in the third quarter, a decrease of $1.2 million from the prior year period. Gross profit increased by $0.3 million (10%) over the prior year period as increased sales volumes were partially offset by lower margins. Sales margins in the third quarter averaged 36.2 cents per GJ, comparable to second quarter levels but down 14% from the prior year period as high natural gas prices experienced since the fall of 2004, have compressed large volume, commercial/industrial fixed price margins and encouraged consumers in this segment to purchase their gas requirements on a lower margin, floating rate basis. Residential and small commercial customer growth continued in the third quarter and contributed to the 32% year over year growth in sales volumes at attractive margins. Operating, administration and selling costs increased by $1.5 million over the prior year period due to management reorganization costs, a $0.3 million increase in the amortization of customer contract acquisition costs and higher overhead costs associated with increased sales and customer activity levels. The majority of fixed price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at September 30, 2005 was 38 months.

During the third quarter, Mr. Greg McCamus joined SEM as President, replacing Mr. Gerry Haggarty who resigned. Mr. McCamus has extensive executive experience primarily in the deregulated telecommunications sector.

Corporate

Corporate costs were $2.8 million in the third quarter, an increase of $1.7 million over the prior year period due to United States inter-divisional income tax allocations and increased compensation related costs.

Interest expense on revolving term bank credits and term loans was $4.2 million, an increase of $0.3 million from the prior year period, due to increased interest rates on United States dollar and Canadian dollar floating rate debt, partially offset by lower floating rate debt levels. Convertible Debenture interest was $4.1 million, an increase of $0.9 million over the prior year period, due to the issuance of $175 million, 5.75% convertible debentures in June 2005 net of the conversion of $94.0 million of 8%, convertible debentures into 4.9 million trust units since September 30, 2004.

Cash income taxes of $2.3 million were incurred by ERCO Worldwide and Winroc on earnings from operations in the United States and in Canada, were limited to federal and provincial capital taxes of $0.9 million, similar to the prior year period, as Canadian income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Liquidity and Capital Resources

Superior's net working capital requirements increased in the third quarter by $23.4 million, mainly due to seasonal increases in propane inventory at Superior Propane in preparation for the winter heating season combined with increased wholesale propane costs. On a year to date basis, excluding working capital acquired through acquisitions, net working capital requirements have decreased by $34.8 million. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through

the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Similarly, Superior's revolving trade accounts receivable sales program, which is used to finance a portion of its net working capital requirements, declined by $7.3 million during the third quarter ($14.0 million year to date). Proceeds from the sale of receivables were $86.0 million at September 30, 2005 (September 30, 2004 - $79.2 million), compared to $100.0 million at December 31, 2004, and are an off-balance sheet obligation. During the third quarter, Superior expanded and extended the term of its secured revolving, three year term credit facilities with nine banks for a total borrowing capacity of $425 million, an increase of 20% from previous levels. As at September 30, 2005, Superior had available undrawn revolving term bank lines of $257 million.

Superior's revolving term bank credits and term loans were $353.2 million at September 30, 2005, down $93.0 million from December 31, 2004. The main reasons for the reduction in debt was the receipt of net proceeds of $167.6 million from the issuance by the Fund of the 5.75% Debentures and $16.5 million received from the exercise of trust unit warrants, partially offset by growth capital expenditures of $87.5 million.

Convertible Debentures of the Fund outstanding at September 30, 2005 were $243.1 million, an increase of $127.1 million from December 31, 2004, due to the issuance on June 14, 2005 of $175 million, 5.75% Debentures due December 31, 2012, partially offset by the conversion of $45.2 million Series 1 and 2, 8% Debentures into 2.4 million trust units. Issuance of the 5.75% Debentures strengthened Superior's balance sheet by extending the repayment profile of its debt, improving its senior debt leverage ratio, and freeing up borrowing capacity under its revolving term bank lines. At September 30, 2005, senior debt (including off-balance sheet accounts receivable sales program amounts) was 1.8 times earnings before interest, taxes and amortization for the last 12 month period (including acquisitions on a pro forma basis), calculated in accordance with Superior's debt covenants (2.2 times at December 31, 2004). Including the Fund's Convertible Debentures, Superior's total leverage ratios increased to 2.8 times at September 30, 2005 from 2.7 times at December 31, 2004. As at September 30, 2005, 53% of Superior's revolving term bank credits, term loans and convertible Debentures were not repayable for at least 5 years.

Unitholders' Capital

The weighted average number of trust units outstanding during the third quarter was 79.0 million trust units, an increase of 8% (5.7 million trust units) over the prior year period due to the Debenture conversions described previously and the issue of 0.8 million trust units resulting from the exercise of trust unit warrants in 2005.

As at September 30, 2005 and December 31, 2004, the following trust units, and securities convertible into trust units, were outstanding (see also "Acquisition of JW Aluminum Holding Company" and Note 10 to the Interim Consolidated Financial Statements):

	September 30, 2005		December 31, 2004	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding		**79.1**		75.9
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$9.0**	**0.5**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$62.4**	**3.1**	$102.6	5.1
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	**$174.9**	**4.9**	–	–
Warrants (exercisable @ $20 per trust unit)	**2.3**	**2.3**	3.1	3.1
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**89.9**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $46.0 million source of future equity capital. In addition, as at September 30, 2005, there were 1,108,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $22.94 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at September 30, 2005, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 70%, 78%, 52%, and 10% of its estimated US dollar revenue stream for the remainder of 2005, 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 8(i) to the Interim Consolidated Financial Statements).

(US$ millions)	2005	2006	2007	2008	2009	2010	Total
SEM – US $ forward purchases	36.1	126.9	101.9	86.2	80.6	26.2	457.9
Superior Propane – US $ forward purchases	0.6	28.5	–	–	–	–	29.1
ERCO – US $ forward sales	(23.2)	(103.1)	(69.0)	(12.6)	–	–	(207.9)
Net US $ forward purchases/(sales)	13.5	52.3	32.9	73.6	80.6	26.2	279.1
SEM – Average US $ forward purchase rate	1.29	1.28	1.24	1.24	1.24	1.19	
Superior Propane – Average US $ forward purchase rate	1.23	1.18	–	–	–	–	–
ERCO – Average US $ forward sales rate	1.36	1.29	1.24	1.23			
Net average external US$/Cdn$ exchange rate	1.31	1.27	1.24	1.24	1.24	1.19	

Quarterly Financial and Operating Information[(1)]

	2005 Quarters			2004 Quarters				2003 Quarter
(millions of dollars except per trust unit amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth
Propane sales volumes (millions of litres)	277	286	485	438	290	302	514	467
Chemical sales volumes (thousands of metric tonnes)	224	175	164	170	163	161	155	165
Natural gas sales volumes (millions of GJs)	9	9	9	7	7	7	7	6
Gross profit	149.6	137.2	163.8	155.2	130.2	116.0	141.4	137.5
Net earnings	24.0	18.9	41.5	33.5	20.8	21.1	37.0	27.1
Per basic trust unit	$0.30	$0.24	$0.54	$0.45	$0.28	$0.29	$0.53	$0.39
Per diluted trust unit	$0.30	$0.24	$0.52	$0.44	$0.27	$0.29	$0.49	$0.40
Distributable cash flow	33.4	29.9	63.7	55.8	36.7	31.4	60.5	49.6
Per basic trust unit	$0.42	$0.38	$0.83	$0.73	$0.50	$0.44	$0.86	$0.72
Per diluted trust unit	$0.42	$0.38	$0.79	$0.69	$0.49	$0.43	$0.77	$0.68
Net working capital [(2)]	96.4	64.3	54.9	97.9	62.9	36.2	(3.8)	36.9

(1) Restated to give retroactive effect of change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Acquisition of JW Aluminum Holding Company ("JWA")

On September 29, 2005, Superior agreed to acquire JWA, on a debt free basis, for a purchase price of US$350 million (approximately $412 million), subject to certain adjustments. JWA is a manufacturer of specialty, flat rolled aluminum products, primarily serving the heating, ventilation and air conditioning ("HVAC"), building and construction and flexible packaging end use markets in the United States. The acquisition is expected to provide Superior Plus with further business diversification and an additional platform for value growth. JWA's business is well established and has fundamentals consistent with Superior's acquisition criteria and objectives.

The acquisition closed on October 19, 2005, and was financed through the issue by the Fund of 6,215,000 trust units for gross proceeds of $160 million and $75 million of 5.85%, 10 year term Debentures, convertible at $31.25 per trust unit. The remaining acquisition cost was financed through borrowings of US$145 million on a senior secured, non-revolving, two year term credit facility from a syndicate of nine banks and borrowings of approximately US$15 million from existing revolving term bank facilities. After giving effect to the acquisition of JWA as if it had occurred on September 30, 2005, senior debt (including off-balance sheet accounts receivable sales program amounts) would have increased marginally from 1.8 times earnings before interest, taxes and amortization for the last 12 month period (including acquisitions on a pro forma basis) to 2.1 times. Including the Fund's Convertible Debentures, Superior's total leverage ratios at September 30, 2005 would have increased marginally from 2.8 times to 2.9 times. Dominion Bond Rating Service has confirmed the credit rating of Superior's senior secured debt at BBB(low) with a stable trend. Standard & Poor's have placed Superior's BBB- senior secured debt ratings on credit watch with negative implications, pending the completion of their evaluation of the business risk profile of JWA and its impact on the overall risk profile of Superior Plus.

The acquisition is expected to be immediately accretive on a per trust unit basis and the Fund announced that it has raised its monthly cash distribution by 2.5% to $0.205 per trust unit ($2.46 on an annualized basis), effective for the November distribution payable on December 15, 2005.

Superior Plus today, has approved the 42 million pound, Phase 2 expansion of the Russellville facility at an expected cost of US $15 million. The expansion will target expected growth in the air conditioning fin stock market. The project is anticipated to be complete by the fourth quarter of 2006 and be accretive to distributable cash flow on a per trust unit basis.

Outlook

For 2005, we anticipate distributable cash flow per trust unit to be comparable to distributions paid to unitholders.

Increased distributable cash flow is expected from a full year's contribution from the acquisition of Winroc in June 2004 and Winroc's subsequent acquisitions of IBS and Leon's, the acquisition of JWA, and ERCO's acquisition of the Port Edwards chloralkali/potassium facility. Offsetting this is softer performance at Superior Propane in the second and third quarters, lower results at SEM and higher corporate and borrowing costs. Increased distributable cash flow is anticipated to be offset by the dilutive impact of Debenture conversions and warrants exercised into trust units during the year.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Comments on Government Review of Flow Through Entity ("FTE") Tax Issues

The recent announcement by the Government to study tax issues related to FTE's has created significant uncertainty in the income trust markets and eroded substantial value of income trusts, including Superior Plus Income Fund, its investors and the Canadian economy.

On October 20, 2005, Superior Plus issued a News Release in which Mr. Grant Billing, Executive Chairman, commented on the consultation process on FTE's being undertaken by the Federal Government's Department of Finance.

Unitholders are encouraged to read the News Release, which is posted on our website at www.superiorplus.com and take action by contacting your Member of Parliament: www.canada.gc.ca/directories/direct_e.html or contact the Minister of Finance, The Honourable Ralph Goodale, Department of Finance Canada, 140 O'Connor Street, Ottawa, Ontario K1A 0A6. Telephone: 613-996-4743 / Fax: 613-996-9790 / E-mail: goodale.R@parl.gc.ca.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Vice-President, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 Third Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Friday, November 4, 2005. Callers may participate by dialing: 1-800-814-4857. A recording of the call will be available for replay until midnight, November 11, 2005 by dialing: 877-289-8525 and entering pass code 21156898 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	September 30 2005	December 31 2004
Assets		(Restated-Note 2(b))
Current Assets		
Accounts receivable (Note 4)	**185.2**	165.0
Inventories	**108.9**	93.6
	294.1	258.6
Property, plant and equipment	**730.8**	741.0
Intangible assets	**57.0**	49.9
Goodwill	**541.2**	502.6
	1,623.1	1,552.1
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**197.7**	160.7
Distributions payable to Unitholders and Debentureholders	**21.1**	17.0
	218.8	177.7
Revolving term bank credits and term loans	**353.2**	446.2
Convertible unsecured subordinated debentures (Note 5)	**243.1**	116.0
Future employee benefits	**19.2**	18.6
Future income taxes	**109.8**	121.7
Total Liabilities	**944.1**	880.2
Unitholders' Equity		
Unitholders' capital (Note 6)	**1,184.2**	1,122.0
Retained earnings from operations	**346.7**	262.3
Accumulated distributions on trust unit equity	**(851.0)**	(711.1)
Deficit	**(504.3)**	(448.8)
Currency translation account	**(0.9)**	(1.3)
Total Unitholders' Equity	**679.0**	671.9
	1,623.1	1,552.1

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended Sept. 30 2005	Three Months Ended Sept. 30 2004 (Restated-Note 2(b))	Nine Months Ended Sept. 30 2005	Nine Months Ended Sept. 30 2004 (Restated-Note 2(b))
Revenues	**501.9**	401.4	**1,474.2**	1,087.6
Cost of products sold	**352.3**	271.2	**1,023.6**	700.0
Gross profit	**149.6**	130.2	**450.6**	387.6
Expenses				
Operating and administrative	**93.4**	82.8	**278.2**	226.7
Amortization of property, plant and equipment	**29.1**	20.6	**65.6**	55.1
Amortization of intangible assets	**1.3**	1.4	**4.0**	4.2
Interest on revolving term bank credits and term loans	**4.2**	3.9	**15.1**	10.9
Interest on convertible unsecured subordinated debentures	**4.1**	3.2	**8.1**	10.9
Amortization of convertible debenture issue costs	**0.5**	0.4	**1.1**	1.2
Management internalization costs (Note 7)	–	–	**1.3**	2.6
Income tax recovery of Superior	**(7.0)**	(2.9)	**(7.2)**	(2.9)
	125.6	109.4	**366.2**	308.7
Net Earnings	**24.0**	20.8	**84.4**	78.9
Deficit, Beginning of Period	**(480.9)**	(414.8)	**(448.8)**	(382.1)
Net earnings	**24.0**	20.8	**84.4**	78.9
Distributions to Unitholders	**(47.4)**	(43.3)	**(139.9)**	(134.1)
Deficit, End of Period	**(504.3)**	(437.3)	**(504.3)**	(437.3)
Net earnings per trust unit, basic (Note 6)	**$0.30**	$0.28	**$1.09**	$1.10
Net earnings per trust unit, diluted (Note 6)	**$0.30**	$0.27	**$1.08**	$1.08

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three Months Ended September 30 2005	Three Months Ended September 30 2004 (Restated-Note 2(b))	Nine Months Ended September 30 2005	Nine Months Ended September 30 2004 (Restated-Note 2(b))
Operating Activities				
Net earnings	**24.0**	20.8	**84.4**	78.9
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**30.9**	22.4	**70.7**	60.5
Amortization of natural gas customer acquisition costs (Note 2(b))	**0.6**	0.3	**1.7**	0.8
Trust unit incentive plan compensation expense (recovery)	**(3.6)**	2.2	**(3.3)**	1.4
Future income tax recovery of Superior	**(10.2)**	(3.6)	**(12.2)**	(5.3)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**41.7**	42.1	**141.3**	136.3
Natural gas customer acquisition costs capitalized (Note 2(b))	**(1.4)**	(0.9)	**(4.8)**	(1.9)
Decrease (increase) in non-cash operating working capital items	**(23.4)**	(16.6)	**34.8**	31.0
Cash flows from operating activities	**16.9**	24.6	**171.3**	165.4
Investing Activities				
Maintenance capital expenditures, net	**(7.7)**	(5.1)	**(13.9)**	(9.5)
Other capital expenditures, net	**(11.4)**	(4.5)	**(21.7)**	(6.7)
Acquisitions (Note 3)	**–**	–	**(65.8)**	(104.2)
Cash flows from investing activities	**(19.1)**	(9.6)	**(101.4)**	(120.4)
Financing Activities				
Revolving term bank credits and term loans	**42.6**	33.8	**(101.4)**	99.2
Net proceeds from sale of accounts receivable	**(7.3)**	(6.4)	**(14.0)**	(20.8)
Distributions to Unitholders	**(47.4)**	(43.3)	**(139.9)**	(134.1)
Receipt of management internalization loans receivable (Note 7)	**–**	–	**1.3**	2.6
Net proceeds from issue of 5.75% Series 1 convertible unsecured subordinated debentures (Note 5)	**0.1**	–	**167.6**	–
Proceeds from exercise of trust unit warrants	**14.2**	0.9	**16.5**	8.1
Cash flows from financing activities	**2.2**	(15.0)	**(69.9)**	(45.0)
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
		(Note 2(b))		(Note 2(b))
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**41.7**	42.1	**141.3**	136.3
Add: Management internalization costs (Note 7)	**–**	–	**1.3**	2.6
Less: Amortization of natural gas customer acquisition costs	**(0.6)**	(0.3)	**(1.7)**	(0.8)
Maintenance capital expenditures, net	**(7.7)**	(5.1)	**(13.9)**	(9.5)
Distributable Cash Flow	**33.4**	36.7	**127.0**	128.6
Distributable cash flow per trust unit, basic (Note 6)	**$ 0.42**	$ 0.50	**$ 1.63**	$ 1.79
Distributable cash flow per trust unit, diluted (Note 6)	**$ 0.42**	$ 0.49	**$ 1.59**	$ 1.70

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in the annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except for the change in accounting policy as described below. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at September 30, 2005 and December 31, 2004 and the consolidated results of its operations for the three and nine month periods ended September 30, 2005 and 2004.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million.

For the three months ended September 30, 2004, the effect of the new policy on distributable cash flow resulted in an increase of $0.6 million (nine months ended September 30, 2004 - $1.1 million). For the three months ended September 30, 2004 the effect on the statement on net earnings was to reduce operating and administrative costs by $0.6 million (nine months ended September 30, 2004 - $1.1 million) and increase future income tax expense by $0.2 million (nine months ended September 30, 2004 - $0.4 million), resulting in an increase in net earnings of $0.4 million (nine months ended September 30, 2004 - $0.7 million). For the three months ended September 30, 2004 basic and diluted distributable cash flow per trust unit increased $0.01 to $0.50 and $0.49 per trust unit respectively (nine months ended September 30, 2004 an increase of $0.02 to $1.79 and $1.70 per trust unit respectively). There was no impact on basic or diluted net earning per trust unit for the three months ended September 30, 2004 (nine months ended September 30, 2004 an increase of $0.01 to $1.10 and $1.08 per trust unit respectively).

(c) Customer Acquisition Costs

Superior Energy Management

Costs incurred to acquire natural gas customer contracts are capitalized and recorded as intangible assets at the time the cost is incurred. The costs are recognized into net earnings as an operating and administrative expense and deducted from distributable cash flow over the term of the underlying contracts.

(d) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc

Revenue is recognized when the products are delivered to the customer. Revenue is stated net of discounts and rebates granted. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Acquisitions

The following acquisitions were completed by Superior during 2005 and 2004:

On June 7, 2005, ERCO acquired a chloralkali potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc. and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.2 million was paid in cash (net of $5.3 million in cash acquired). Deferred consideration bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified financial targets. Future payments will be treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill. The allocation of the purchase price may be adjusted based on future contingent payments or if additional information regarding the fair values of assets and liabilities becomes available.

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.6 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceilings construction products in North America, for consideration of $104.2 million.

Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration for these acquisitions has been allocated as follows:

	2005				2004
	ERCO's Acquisition of Port Edwards	**Winroc's Acquisition of Leon's**	**Superior Propane's Acquisition of SGL**	**Total Acquisitions**	Acquisition of Winroc
Cash consideration paid	21.6	28.2	14.6	64.4	103.2
Transaction costs	0.8	0.5	0.1	1.4	1.0
Total cash consideration	22.4	28.7	14.7	65.8	104.2
Deferred consideration[1]	-	3.0	10.9	13.9	-
Total consideration	22.4	31.7	25.6	79.7	104.2
Goodwill	-	16.2	22.7	38.9	52.5
Non-compete agreements	-	2.0	1.3	3.3	-
Working capital, net	3.2	10.4	1.6	15.2	37.1
Property, plant and equipment	22.1	3.1	-	25.2	18.2
Other liabilities	(2.9)	-	-	(2.9)	(3.6)
	22.4	31.7	25.6	79.7	104.2

(1) Deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

4. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At September 30, 2005, net proceeds of $86.0 million (December 31, 2004 – $100.0 million) had been received.

5. Convertible Unsecured Subordinated Debentures

The Fund has three issues of convertible unsecured subordinated debentures (the "Debentures") outstanding, denoted as 8% Series 1, 8% Series 2 and 5.75% Series 1 as follows:

	8% Series 1	8% Series 2	5.75% Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	Nov. 1, 2008	Dec. 31, 2012		
Fixed distribution rate	8.00%	8.00%	5.75%		
Conversion price per trust unit	$ 16.00	$ 20.00	$ 36.00		
Debentures outstanding December 31, 2004	13.9	102.6	–	(0.5)	116.0
Issuance of 5.75% Series 1 Debentures on June 14, 2005			175.0	(3.1)	171.9
Conversion of Debentures and amortization of discount	(4.9)	(40.2)	(0.1)	0.4	(44.8)
Debentures outstanding September 30, 2005	9.0	62.4	174.9	(3.2)	243.1
Quoted market value September 30, 2005	14.4	80.9	178.4		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Trust Units (millions)	Equity
Unitholders' equity, December 31, 2004 (Note 2(b))	**75.9**	**671.9**
Conversion of Debentures - (8% Series 1 - $4.9 million converted @ $16 per trust unit, 8% Series 2 - $40.2 million converted @ $20 per trust unit, and 5.75% Series 1 - $0.1 million converted @ $36 per trust unit)	2.4	44.6
Exercise of warrants	0.8	16.5
Receipt of management internalization loans receivable	–	1.3
Conversion option on 5.75% Series 1 Debentures	–	3.1
Trust unit incentive plan compensation recovery	–	(3.3)
Currency translation adjustment	–	0.4
Net earnings	–	84.4
Distributions to unitholders	–	(139.9)
Unitholders' equity, September 30, 2005	**79.1**	**679.0**

Unitholders' equity and deficit at September 30, 2005 and December 31, 2004 consists of the following components:

	2005	2004
Unitholders' equity		
Trust unit equity	**1,177.5**	1,114.5
Conversion feature on warrants and convertible debentures	**4.2**	1.6
Contributed surplus	**2.5**	5.9
	1,184.2	1,122.0
Deficit		(Note 2(b))
Retained earnings from operations	**346.7**	262.3
Accumulated distributions on trust unit equity	**(851.0)**	(711.1)
	(504.3)	(448.8)

At September 30, 2005, the Fund had 2.3 million trust unit warrants outstanding (December 31, 2004 – 3.1 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 79.0 million trust units for the three months ended September 30, 2005 (2004 – 73.3 million) and 77.7 million for the nine months ended September 30, 2005 (2004 – 72.0 million). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 83.7 million trust units for the three months ended September 30, 2005 (2004 - 82.8 million) and 83.1 million for the nine months ended September 30, 2005 (2004 - 82.7 million). The number of trust units used in the calculation of dilutive net earnings and distributable cash flow per trust unit for the three months ended September 30, 2005 includes the dilutive impact of the conversion of Debentures resulting in 3.7 million trust units (2004 – 8.6 million), the incremental dilutive impact due to the exercise of warrants 0.8 million trust units (2004 – 0.8 million) and the incremental dilutive impact of trust unit options of 0.2 million trust units (2004 - 0.2 million). The number of trust units used in the calculation of dilutive net earnings and distributable cash flow per trust unit for the nine months ended September 30, 2004 includes the dilutive impact of the conversion of Debentures resulting in 4.4 million trust units (2004 – 9.8 million), the incremental dilutive impact due to the exercise of warrants 0.8 million trust units (2004 - 0.7 million) and the incremental dilutive impact of trust unit options 0.2 million trust units (2004 - 0.2 million).

7. Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants.

As part of the internalization transaction, non-interest bearing loans aggregating to $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The repayment in the second quarter of 2005 was $1.3 million (2004 - $2.6 million). On an aggregate basis $3.9 million in loans receivable have been repaid. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

8. Commitments

(i) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM and Superior Propane as follows:

	Net US $ Purchases	Conversion Rate
2005	$13.5	1.31
2006	$52.3	1.27
2007	$32.9	1.24
2008	$73.6	1.24
2009	$80.6	1.24
2010 and thereafter	$26.2	1.19

As at September 30, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $16.7 million.

(ii) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to September 30, 2005 were $17.0 million (December 31, 2004 - $1.4 million).

9. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges

intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended September 30, 2005	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	175.6	117.5	136.0	73.9	(1.1)	501.9
Cost of products sold	119.9	61.0	102.0	70.5	(1.1)	352.3
Gross Profit	55.7	56.5	34.0	3.4	–	149.6
Expenses						
Operating and administrative	43.6	27.0	21.1	2.9	(1.2)	93.4
Amortization of property, plant and equipment	5.2	23.1	0.8	–	–	29.1
Amortization of intangible assets	–	1.3	–	–	–	1.3
Interest on revolving term bank credits and term loans	–	–	–	–	4.2	4.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.1	4.1
Amortization of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense (recovery) of Superior	2.6	2.4	4.4	0.2	(16.6)	(7.0)
	51.4	53.8	26.3	3.1	(9.0)	125.6
Net earnings	4.3	2.7	7.7	0.3	9.0	24.0
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.2	24.4	0.8	–	0.5	30.9
Future income tax expense (recovery)	2.4	0.6	3.6	0.2	(17.0)	(10.2)
Trust unit incentive plan recovery	–	–	–	–	(3.6)	(3.6)
Less: Maintenance capital expenditures, net	(3.3)	(2.6)	(1.8)	–	–	(7.7)
Distributable cash flow	8.6	25.1	10.3	0.5	(11.1)	33.4

For the three months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc	SEM[(1)]	Corporate	Total Consolidated
Revenues	143.4	99.4	107.6	52.8	(1.8)	401.4
Cost of products sold	87.2	51.0	85.1	49.7	(1.8)	271.2
Gross Profit	56.2	48.4	22.5	3.1	–	130.2
Expenses						
Operating and administrative	41.5	22.1	14.2	1.4	3.6	82.8
Amortization of property, plant and equipment	5.7	13.7	1.2	–	–	20.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	–	3.9	3.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.2	3.2
Amortization of deferred convertible debenture issue costs	–	–	–	–	0.4	0.4
Income tax expense (recovery) of Superior	3.8	4.7	2.5	0.6	(14.5)	(2.9)
	51.0	41.9	17.9	2.0	(3.4)	109.4
Net earnings	5.2	6.5	4.6	1.1	3.4	20.8
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.7	15.1	1.2	–	0.4	22.4
Future income tax expense (recovery)	3.7	4.2	2.1	0.6	(14.2)	(3.6)
Trust unit incentive plan expense	–	–	–	–	2.2	2.2
Less: Maintenance capital expenditures, net	(1.3)	(2.6)	(1.2)	–	–	(5.1)
Distributable cash flow	13.3	23.2	6.7	1.7	(8.2)	36.7

(1) See Note 2(b)

For the nine months ended September 30, 2005	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	593.8	314.5	360.5	208.1	(2.7)	1,474.2
Cost of products sold	389.3	164.0	275.1	197.9	(2.7)	1,023.6
Gross Profit	204.5	150.5	85.4	10.2	–	450.6
Expenses						
Operating and administrative	136.9	74.0	57.3	6.7	3.3	278.2
Amortization of property, plant and equipment	15.6	47.8	2.2	–	–	65.6
Amortization of intangible assets	–	3.9	0.1	–	–	4.0
Interest on revolving term bank credits and term loans	–	–	–	–	15.1	15.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	8.1	8.1
Amortization of convertible debenture issue costs	–	–	–	–	1.1	1.1
Management internalization costs	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	19.7	9.6	9.4	1.5	(47.4)	(7.2)
	172.2	135.3	69.0	8.2	(18.5)	366.2
Net earnings	32.3	15.2	16.4	2.0	18.5	84.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	15.6	51.7	2.3	–	1.1	70.7
Future income tax expense (recovery)	19.1	6.6	7.4	1.5	(46.8)	(12.2)
Trust unit incentive plan recovery	–	–	–	–	(3.3)	(3.3)
Management internalization costs	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(4.7)	(4.6)	(4.6)	–	–	(13.9)
Distributable cash flow	62.3	68.9	21.5	3.5	(29.2)	127.0

For the nine months ended September 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	SEM[(2)]	Corporate	Total Consolidated
Revenues	508.3	295.3	130.4	155.7	(2.1)	1,087.6
Cost of products sold	301.9	151.5	103.0	145.7	(2.1)	700.0
Gross Profit	206.4	143.8	27.4	10.0	–	387.6
Expenses						
Operating and administrative	130.2	69.9	17.2	4.1	5.3	226.7
Amortization of property, plant and equipment	15.2	38.5	1.4	–	–	55.1
Amortization of intangible assets	–	4.2	–	–	–	4.2
Interest on revolving term bank credits and term loans	–	–	–	–	10.9	10.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	10.9	10.9
Amortization of deferred convertible debenture issue costs	–	–	–	–	1.2	1.2
Management internalization costs					2.6	2.6
Income tax expense (recovery) of Superior	23.5	12.9	2.6	2.2	(44.1)	(2.9)
	168.9	125.5	21.2	6.3	(13.2)	308.7
Net earnings	37.5	18.3	6.2	3.7	13.2	78.9
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	15.2	42.7	1.4	–	1.2	60.5
Future income tax expense (recovery)	22.8	11.3	2.1	2.2	(43.7)	(5.3)
Trust unit incentive plan expense	–	–	–	–	1.4	1.4
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(3.0)	(4.9)	(1.6)	–	–	(9.5)
Distributable cash flow	72.5	67.4	8.1	5.9	(25.3)	128.6

(1) Winroc was acquired June 11, 2004
(2) See Note 2(b)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO Worldwide	Winroc	SEM[1]	Corporate	Total Consolidated
As at September 30, 2005						
Net working capital	48.6	(2.0)	67.0	(11.0)	(6.2)	96.4
Total assets	606.0	759.1	207.9	35.9	14.2	1,623.1
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	28.6	12.4	1,552.1
For the three months ended September 30, 2005						
Acquisitions	–	–	–	–	–	–
Other capital expenditures, net	1.7	9.7	–	–	–	11.4
For the three months ended September 30, 2004						
Acquisitions	–	–	–	–	–	–
Other capital expenditures, net	3.3	1.2	–	–	–	4.5
For the nine months ended September 30, 2005						
Acquisitions	14.7	22.4	28.7	–	–	65.8
Other capital expenditures, net	1.8	19.9	–	–	–	21.7
For the nine months ended September 30, 2004						
Acquisitions	–	–	–	–	104.2	104.2
Other capital expenditures, net	3.7	3.0	–	–	–	6.7

(1) See Note 2(b)

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2005	393.1	104.3	4.5	501.9
Revenues for the nine months ended September 30, 2005	1,189.3	270.9	14.0	1,474.2
Property, plant and equipment as at September 30, 2005	619.9	93.1	17.8	730.8
Total assets as at September 30, 2005	1,425.7	179.1	18.3	1,623.1
Revenues for the three months ended September 30, 2004	313.1	84.7	3.6	401.4
Revenues for the nine months ended September 30, 2004	888.7	178.9	20.0	1,087.6
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004 (Note 2(b))	1,402.6	149.5	–	1,552.1

10. Subsequent Events

On October 19, 2005, Superior acquired the shares of JW Aluminum Holding Company ("JWA"), a leading manufacturer of specialty flat-rolled aluminum products in the United States, for cash consideration of approximately US $350.0 million (approximately CDN $412.0 million) before final adjustments. The acquisition was partially financed by the sale by the Fund of 6,215,000 trust units for gross proceeds of $160.0 million and $75.0 million of 5.85% convertible unsecured subordinated debentures, repayable on October 31, 2015, convertible at $31.25 per trust unit providing net proceeds of $223.5 million. The remaining acquisition cost has been financed through borrowings of US $145 million on a senior secured, non-revolving, two-year term, acquisition bridge credit facility from a syndicate of nine banks and from borrowings of approximately US $15 million from existing revolving term bank facilities.

11. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.